Promotora Valle Hermoso, Inc.
301 East Pine Street, Suite 150
Orlando, FL 32801

April 22, 2009

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Promotora Valle Hermoso, Inc.
SEC Comment Letter dated March 26, 2009
Amendment No. 3 to Schedule 14C filed March 13, 2009
Amendment No. 1 to Form 10-KSB for fiscal year ended December 31, 2007
File No. 000-27199

Dear Sir/Madam:

We are submitting herein the responses of Promotora Valle Hermoso, Inc. (the “Company”) to the comments set forth in your comment letter dated March 26, 2009 on the captioned filing under the Securities Exchange Act of 1934, as amended.

Simultaneously with the filing of this correspondence, the Company has filed a fourth amended Preliminary Information Statement on Schedule 14C (the “Amended Schedule 14C”).

General

1.     Interest of Certain Persons. The disclosure called for by Item 3 of Schedule 14A has been added under the caption “Amendment of the Articles of Incorporation to be Voted On—Interest of Certain Persons in Matters to Be Acted Upon” on page 8 of the Amended Schedule 14C.

2.     Regulation S-X Compliance as to Age of Financial Statements. The financials in the Amended Schedule 14C are dated in compliance with Regulation S-X.

Background of the Transaction

Sale of Existing Business of the Company to Former Management, page 7

3.     Value of Existing Business. The information requested by this comment has been provided under the caption “Amendment of the Articles of Incorporation to be Voted On—Sale of Existing Business of the Company to Former Management” on page 7 of the Amended Schedule 14C. Information under that caption has been expanded to include additional information concerning the factors that the Board of Directors of the Company considered in determining the fair value of the former businesses.

4.     Shareholder Approval Requirement.  Title 7 of the Colorado Revised Statutes (Colorado Business Corporation Act) provides as follows as to sale of its property by a corporation:

7-112-101. Sale or mortgage of property without shareholder approval.

(1) A corporation may, as authorized by its bylaws or by the board of directors:

(a) Sell, lease, exchange, or otherwise dispose of any or all of its property in the usual and regular course of business;

(b) Mortgage, pledge, dedicate to the repayment of indebtedness, whether with or without recourse, or otherwise encumber any or all of its property whether or not in the usual and regular course of business; or

(c) Transfer any or all of its property to a domestic corporation all the shares of which are owned, directly or indirectly, by the corporation.

(2) Unless otherwise provided in the articles of incorporation, approval by the shareholders of a transaction described in subsection (1) of this section is not required.

7-112-102. Sale of property requiring shareholder approval.

(1) A corporation may sell, lease, exchange, or otherwise dispose of all, or substantially all, of its property, with or without its good will, other than in the usual and regular course of business on the terms and conditions and for the consideration determined by the board of directors, if the board of directors proposes and the shareholders approve the transaction. A sale, lease, exchange, or other disposition of all, or substantially all, of the property of a corporation, with or without its good will, in connection with its dissolution, other than in the usual and regular course of business, and other than pursuant to a court order, shall be subject to the requirements of this section; but a sale, lease, exchange, or other disposition of all, or substantially all, of the property of a corporation, with or without its good will, pursuant to a court order shall not be subject to the requirements of this section.

(2) If a corporation is entitled to vote or otherwise consent, other than in the usual and regular course of its business, with respect to the sale, lease, exchange, or other disposition of all, or substantially all, of the property with or without the good will of another entity which it controls, and if the shares or other interests held by the corporation in such other entity constitute all, or substantially all, of the property of the corporation, then the corporation shall consent to such transaction only if the board of directors proposes and the shareholders approve the giving of consent.

(3) For a transaction described in subsection (1) of this section or a consent described in subsection (2) of this section to be approved by the shareholders:

(a) The board of directors shall recommend the transaction or the consent to the shareholders unless the board of directors determines that, because of conflict of interest or other special circumstances, it should make no recommendation and communicates the basis for its determination to the shareholders with the submission of the transaction; and

(b) The shareholders entitled to vote on the transaction or the consent shall approve the transaction or the consent as provided in subsection (6) of this section.

(4) The board of directors may condition the effectiveness of the transaction or the consent on any basis.

(5) The corporation shall give notice, in accordance with section 7-107-105, to each shareholder entitled to vote on the transaction described in subsection (1) of this section or the consent described in subsection (2) of this section, of the shareholders' meeting at which the transaction or the consent will be voted upon. The notice shall:

(a) State that the purpose, or one of the purposes, of the meeting is to consider:

(I) In the case of action pursuant to subsection (1) of this section, the sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation; or

(II) In the case of action pursuant to subsection (2) of this section, the corporation's consent to the sale, lease, exchange, or other disposition of all, or substantially all, of the property of another entity (which entity shall be identified in the notice), shares or other interests of which are held by the corporation and constitute all, or substantially all, of the property of the corporation; and

(b) Contain or be accompanied by a description of the transaction, in the case of action pursuant to subsection (1) of this section, or by a description of the transaction underlying the consent, in the case of action pursuant to subsection (2) of this section.

(6) Unless articles 101 to 117 of this title (including the provisions of section 7-117-101 (9)), the articles of incorporation, bylaws adopted by the shareholders, or the board of directors acting pursuant to subsection (4) of this section require a greater vote, the transaction described in subsection (1) of this section or the consent described in subsection (2) of this section shall be approved by each voting group entitled to vote separately on the transaction or consent by a majority of all the votes entitled to be cast on the transaction or the consent by that voting group.

(7) After a transaction described in subsection (1) of this section or a consent described in subsection (2) of this section is authorized, the transaction may be abandoned or the consent withheld or revoked, subject to any contractual rights or other limitations on such abandonment, withholding, or revocation, without further shareholder action.

(8) A transaction that constitutes a distribution is governed by section 7-106-401 and not by this section.

Consistent with the terms of the Acquisition Agreement, the sale of  the Company’s former business took place following an August 7, 2008 Board of Directors meeting at which it was determined that the assets of the former business would be sold in exchange for assumption by former management of the liabilities of the Company as such assets and liabilities were constituted immediately prior to acquisition of 494 UNR on August 5, 2008.  As of August 7, 2008, such sale was in the usual and regular course of business and would not have constituted a sale of all or substantially all of the property of the Company requiring shareholder approval under Section 112-102 quoted above of the Colorado Business Corporation Act.

5.     Operations of Predecessor Company. The information requested by this comment has been provided under the caption “Amendment of the Articles of Incorporation to be Voted On—Operations of Our Former Subsidiary” on page 8 of the Amended Schedule 14C.

Corporate Governance

Committees of Our Board of Directors, page 19

6.     Typographical Error. The erroneous reference to KPMG has been corrected in the Amended Schedule 14C.

Management’s Discussion and Analysis, page 23

7.     Road Base Product Revenues for 2009. Additional discussion of the projected level of sales for the road base product has been included in the MD&A, which has been revised to be consistent with the information provided by the segment information footnote.

Liquidity and Financial Resources, page 23

8.     Sources of Liquidity. The discussion of the Company’s liquidity and sources of cash has been expanded in the Amended Schedule 14C as requested by this comment. Cash generated from operations for the year ended December 31, 2008 increased to approximately $14 million and other contingent plans have been identified and updated in the Amended Schedule 14C.

Critical Accounting Policies

Inventories, page 27

9.     Project Impairment Allocation. The critical accounting policies for inventories has been updated in the current filing for the allocation of impairment, should impairment exist.

Unaudited Financial Statements

Notes to the Financial Statements, page 59

General

10.   Other Comprehensive Income. The audited financial statements as of December 31, 2008 have reflected any unrealized gain or loss in connection with foreign translation adjustments for long-term debt in accordance with SFAS 130.

FORM 10-KSB/A FOR THE YEAR ENDED DECEMBER 31, 2007

Report of Independent Registered Public Accounting Firm, page F-2

11.   Date of Audit Report. The auditor’s report has been updated for the typographical error.

12.   Audit Report Signature. The auditor’s report has been signed by the auditors in the current filing.

Certifications, Exhibits 31.1 and 31.2

13.   Certifications to 2007 10-KSB/A. The 2007/A 10-KSB has been refiled with corrected certifications signed by current management.

The undersigned, Alexei A. Kim, the Chief Executive Officer of the Company, is primarily responsible for the accuracy and adequacy of the disclosure in the Company’s filings with the Securities and Exchange Commission.

I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

PROMOTORA VALLE HERMOSO, INC.

By: /s/ Alexei A. Kim
Alexei A. Kim
Chief Executive Officer